VIA EDGAR

April 28, 2017

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Welltower Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 22, 2017

File No. 001-08923

Form 8-K

Filed February 22, 2017

File No. 001-08923

Dear Ms. Monick:

The purpose of this letter is to respond to the comments raised in your letter addressed to Welltower Inc. (the “Company”) dated April 3, 2017. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future periodic filings, amendments and updates thereto or future proxy statements, as the case may be.

Form 10-K for the fiscal year ended December 31, 2016

Item 1. Business, page 2

1.	We note from your disclosures that your relationships with Genesis, Sunrise, and Revera, by virtue of its status as an affiliate of Sunrise, each accounted for ten percent or more of your total revenues in either fiscal year ended December 31, 2016 or December 31, 2015. Please tell us and revise your disclosure in future Exchange Act reports to fully describe your relationships with Genesis, Sunrise, and Revera, including any equity ownership in, real estate loans issued to, or joint ventures entered into with such entities. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

RESPONSE:

The FASB ASC Master Glossary and the guidance in ASC 606 defines customer as “A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary

April 28, 2017

activities in exchange for consideration.” We concluded that Genesis is a customer but operating partners like Sunrise and Revera are not. As discussed in our Annual Report on Form 10-K for the year ended December 31, 2016, we have three main business lines (or operating segments). In Triple-Net, we own properties that are leased to tenants who are our customers and who operate the properties for their benefit. In Outpatient Medical, we own properties that we self-operate for our benefit and in which we lease space to tenants who are our customers. In Seniors Housing Operating, we own properties that involve individual residents who are our customers and where we engage eligible independent contractors to manage the properties on our behalf. Our Seniors Housing Operating portfolio involves relationships with multiple entities whom we contract with to obtain property management services that are an output of their ordinary activities in exchange for management fee consideration. We consider ourselves to be the customers and our property managers to be vendors in these relationships rather than vice versa. As such, we do not believe that the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K apply to our Seniors Housing Operating manager vendors but it does apply to our Triple-Net and Outpatient Medical tenants and Seniors Housing Operating residents. We acknowledge that Genesis was a significant customer relationship. We believe that our Genesis relationship is described in various sections of the Annual Report on Form 10-K for the year ended December 31, 2016. However, in future Annual Reports on Form 10-K beginning with the year ended December 31, 2017, we will add disclosure to describe relationships related to certain significant customer concentrations as exemplified by the following for Genesis.

Genesis Healthcare. As of December 31, 2016, our relationship with Genesis was comprised of a master lease for 85 properties owned 100% by us, four real estate loans totaling approximately $317 million, approximately 6.6 million shares of GEN Series A common stock (representing approximately 4.25% of total GEN common stock) and a 25% ownership stake in an unconsolidated joint venture that includes a master lease for 28 properties operated by Genesis.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, Trends and Uncertainties, page 43

2.	We note your presentation of net debt to book capitalization ratio, net debt to undepreciated book capitalization ratio, and net debt to market capitalization ratio. Please revise future filings to include a reconciliation of the inputs into these ratios. Please refer to Item 10(e) of Regulation S-K.

RESPONSE:

In future Exchange Act filings beginning with our Form 10-Q for the three months ended March 31, 2017, we will include a reconciliation showing the inputs of the three capitalization ratios mentioned above.

April 28, 2017

Non-GAAP Financial Measures

NOI Reconciliation, page 59

3.	In future filings, please revise your NOI reconciliation to comply with Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation of non-GAAP financial measures disclosed or released with the most directly comparable GAAP measure (i.e. net income). Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measures do not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. This comment should also be applied to your presentation of NOI within your supplemental information.

RESPONSE:

Based on Item 10(e) of Regulation S-K and Regulation G, we must reconcile non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP. Although the Staff’s Comment suggests that Net Income is the most directly comparable GAAP financial measure, we believe it to instead be Net Operating Income From Continuing Operations (“NOICO”) as presented in Note 17 of our Annual Report on Form 10-K for the year ended December 31, 2016. The adopting release for Regulation G states: i) “Non-GAAP financial measures will not include financial measures that are required to be disclosed by GAAP...”; ii) “…non-GAAP financial measures do not include…measures that are calculated using exclusively…financial measures calculated in accordance with GAAP…” and iii) “…measures to which Regulation G does not apply include…measures of profit or loss and total assets for each segment required to be disclosed in accordance with GAAP.” NOICO represents our measure of segment profit and is required to be disclosed per ASC 280 (points i and iii) and it is calculated as GAAP Revenues minus GAAP Property Operating Expenses (point ii). Thus, NOICO does not meet the definition of a non-GAAP financial measure but rather is a GAAP financial measure pursuant to ASC 280. Therefore, in future Exchange Act filings and earnings releases and supplements beginning with the three months ended March 31, 2017, we will ensure all relevant reconciliations start with NOICO.

Notes to Consolidated Financial Statements

General

4.	Based on news reports, it appears you acquired an equity interest in Sunrise Senior Living during 2014. In addition, based on your DEF 14A filed March 24, 2017, it appears that your CEO is on the board of Benchmark Senior Living. Please clarify for us if you determined that Sunrise and Benchmark are related parties and tell us how you made that determination. To the extent you determined that Sunrise and Benchmark are related parties, please tell us how you have complied with the financial statement presentation requirements of Item 4-08(k) of Regulation S-X and the disclosure requirements of ASC 850-10-50.

RESPONSE:

Based on the definition of “related party” in the FASB ASC Master Glossary and the guidance in ASC 850-10-20, we concluded that our CEO’s position on the board of advisors of Benchmark Senior Living does not make Benchmark Senior Living a related party. Benchmark Senior

April 28, 2017

Living’s board is not a board of managers. Our CEO’s position on Benchmark Senior Living’s board of advisors does not give him (or us) the ability to significantly influence Benchmark Senior Living’s management or operating policies as the role of its board of advisors is solely advisory and Benchmark Senior Living’s management has no obligation to follow any advice given by its board of advisors. Additionally, none of the other items in the guidance are met for Benchmark. Based on the aforementioned definition and guidance, we concluded that Sunrise Senior Living is a related party due to our minority share equity ownership in Sunrise Senior Living, which is accounted for under the equity method of accounting. However, we do not believe we have any material related party transactions to disclose under the requirements of Item 4-08(k) of Regulation S-X or ASC 850-10-50.

17. Segment Reporting, page 92

5.	We note you present three reportable segments in your financial statement footnotes. We further note you have presented information for four divisions in your Form 8-K filed February 22, 2017. Please clarify for us if you have three or four reportable segments and tell us how you made this determination. Please refer to ASC 280.

RESPONSE:

We have identified three operating segments: Triple-Net, Seniors Housing Operating and Outpatient Medical, which are also reportable segments. While we do provide certain separated information for the Triple-Net operating segment’s underlying predominant property types in our earnings supplements furnished via Form 8-K, we do not believe that these groupings meet the criteria in ASC 280-10 to be considered operating segments on their own. We do not separately manage the components of the Triple-Net segment but rather manage the properties as one segment for purposes of assessing performance and allocating resources. Individual properties often contain multiple unit types (i.e., both seniors housing and long-term/post-acute), so we classify properties based on their predominant unit mix, and they can change over time as unit mix changes. Additionally, a significant majority of our Triple-Net investments are structured as master leases that represent one lease covering multiple properties, including different property types, with a single tenant, which makes it necessary to manage the properties within the segment collectively. Information such as occupancy and facility revenue mix that we provide in our earnings supplements, represents information attributable to our tenants, not us, and we provide certain allocated information like NOI to help provide context to our investors and analysts in understanding the relative contribution of our property mix within the operating segment. However, we manage the Triple-Net portfolio as a whole rather than by individual components of property types and thus have concluded that it represents one operating segment and have three reportable segments when combined with Senior Housing Operating and Outpatient Medical.

April 28, 2017

Form 8-K filed February 22, 2017

Exhibit 99.1

FFO Reconciliation, page 10

6.	In arriving at Funds from operations-NAREIT, you start with net income (loss) attributable to common stockholders and make an adjustment for noncontrolling interests. As a result, it appears Funds from operations - NAREIT and ultimately Normalized FFO, are attributable to common stockholders. Please clarify and/or revise the labeling of your non-GAAP financial measures in future earnings releases.

RESPONSE:

In future earnings releases beginning with the three months ended March 31, 2017, we will re-title “FFO” to “FFO attributable to common stockholders” for both NAREIT and Normalized uses.

SSNOI and REVPOR Reconciliations, page 11

7.	We note the pro rata adjustments line item to arrive at pro rata NOI and SHO pro rata revenues and the adjustments line item to arrive at SHO same store revenues. Please revise in future filings to provided disaggregated information for these adjustments. This comment also applies to the presentation on page 27 of exhibit 99.2.

RESPONSE:

In future earnings releases and supplements beginning with the three months ended March 31, 2017, we will revise the referenced reconciliations to disaggregate the pro rata adjustments into the components of unconsolidated and noncontrolling.

Exhibit 99.2

Debt Maturities and Principal Payments, page 23

8.	We note your presentation of pro rata secured debt. Please revise future filings to provide the components of your pro rata secured debt.

RESPONSE:

In future earnings supplements beginning with the three months ended March 31, 2017, we will revise our presentation of secured debt to disaggregate into the components of consolidated, unconsolidated and noncontrolling.

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April 28, 2017

We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Senior Vice President & Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,

Welltower Inc.

By:	/s/ Scott A. Estes
Name:	Scott A. Estes
Title:	Executive Vice President – Chief Financial Officer

cc:	Paul D. Nungester, Senior Vice President & Controller, Welltower Inc.

Matthew McQueen, Senior Vice President – General Counsel & Corporate Secretary, Welltower Inc.

Mary Ellen Pisanelli, Esq., Shumaker, Loop & Kendrick, LLP